SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

VARIABLE ANNUITY ACCOUNT TEN

Name:

2727-A Allen Parkway

Houston, Texas 77019

Address of Principal Business Office (No. & Street, City, State Zip Code):

(800) 871-2000

Telephone Number (including area code):

Manda Ghaferi, Esq.

American General Life Insurance Company

21650 Oxnard Street, Suite 750

Woodland Hills, California 91367

Name and address of agent for service of process:

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing for Form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and the State of Texas on the 23rd day of March, 2021.

VARIABLE ANNUITY ACCOUNT TEN
(Name of Registrant)

BY:	AMERICAN GENERAL LIFE INSURANCE COMPANY
(Name of Depositor)

BY:
Craig A. Anderson
Senior Vice President and Life Controller
(Name of officer of Depositor)

Attest:

Manda Ghaferi
Vice President and Deputy General Counsel